HedgePath Pharmaceuticals, Inc.

324 S. Hyde Park Avenue, Ste. 350

Tampa, Florida 33606

March 22, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3561

Washington, D.C. 20549

Attention: Ruairi J. Regan, Esq.

Re:	HedgePath Pharmaceuticals, Inc.

Registration Statement on Form S-1 (File No. 333-208594), filed on December 17, 2015

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), HedgePath Pharmaceuticals, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the above-referenced registration statement on Form S-1, together with all exhibits and amendments thereto (collectively, the “Registration Statement”) effective as of the date hereof. The Company is requesting withdrawal of the Registration Statement because it does not plan to pursue a public offering at this time. The Company believes that such withdrawal is consistent with the public interest and the protection of investors as contemplated by paragraph (a) of Rule 477.

The Registration Statement was not declared effective by the Commission under the Securities Act. The Company hereby confirms that no securities have been or will be issued or sold pursuant to the Registration Statement or the prospectus contained therein and no preliminary prospectus contained in the Registration Statement has been distributed. The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use by the Company.

Should you have any questions or require anything further, please feel free to contact Mr. Garrison Hasara, the Company’s Chief Financial Officer, at (813) 864-2560.

Very truly yours,

HedgePath Pharmaceuticals, Inc.

/s/ Nicholas J. Virca
Nicholas J. Virca
President Chief Executive Officer

cc: Lawrence A. Rosenbloom, Esq.